UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Information to Be Included in Statements Filed Pursuant
to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

WEIGHT WATCHERS INTERNATIONAL, INC.

 (Name of Issuer)

Common Stock, no par value

 (Title of Class of Securities)

948626106

 (CUSIP Number)

Oprah Winfrey
c/o Harpo, Inc.
1041 North Formosa Avenue
West Hollywood, CA 90046

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 18, 2015

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 948626106

1.	Names of Reporting Persons: Oprah Winfrey

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☒
(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With:

	7.	Sole Voting Power:	0

	8.	Shared Voting Power:	9,875,571

	9.	Sole Dispositive Power:	9,875,571

	10.	Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,875,571

12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions):		☐

13.	Percent of Class Represented by Amount in Row 11: 14.72%

14.	Type of Reporting Person (See Instructions): IN

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CUSIP No. 948626106

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D relates to common stock, no par value (the “Common Stock”), of Weight Watchers International, Inc. (the “Issuer”).  The principal executive office of the Issuer is located at 675 Avenue of the Americas, 6th Floor, New York, New York 10010.

ITEM 2.	IDENTITY AND BACKGROUND

(a)	Name:

This Schedule 13D is being filed by Oprah Winfrey.

(b)	Residence or Business Address:

The business address of Ms. Winfrey is c/o Harpo, Inc., 1041 North Formosa Avenue, West Hollywood, CA 90046.

(c)	Present Principal Occupation or Employment:

Ms. Winfrey is the Chairman and Chief Executive Officer of the Oprah Winfrey Network, a cable network. The principal business address of the Oprah Winfrey Network is 1041 N Formosa Ave, West Hollywood, CA 90046.

(d)	Criminal Convictions:

During the last five years, Ms. Winfrey has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Civil Proceedings:

During the last five years, Ms. Winfrey has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

Ms. Winfrey is a citizen of the United States.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

This Schedule 13D is being filed to reflect that, on October 18, 2015, Ms. Winfrey was granted an option to purchase 3,513,468 shares of Common Stock in exchange for entering into a Strategic Collaboration Agreement with the Issuer. In addition, on October 19, 2015, Ms. Winfrey acquired an aggregate of 6,362,103 shares of the Issuer’s Common Stock, at a price per share of $6.79, for an aggregate purchase price of $43,198,679. The purchase price was paid from Ms. Winfrey’s personal funds.

ITEM 4.	PURPOSE OF TRANSACTION

Ms. Winfrey acquired the shares of Common Stock of the Issuer for investment purposes.

Other than pursuant to her activities as a director of the Issuer, Ms. Winfrey does not have any current plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of

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the Issuer or the disposition of the securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any similar action to those enumerated above.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	Aggregate Beneficial Ownership:

As of October 19, 2015, Ms. Winfrey beneficially owned (a) 6,362,103 shares of shares of Common Stock held directly by Ms. Winfrey and (b) 3,513,468 shares of Common Stock underlying options which will become exercisable within 60 days of the date hereof. The foregoing represents 14.72% of the total issued and outstanding Common Stock, based on there being 63,585,144 shares of Common Stock issued and outstanding at the closing of the transactions contemplated by the Share Purchase Agreement (as defined below) pursuant to a report provided by the Issuer’s transfer agent.

(b)	Power to Vote and Dispose of the Issuer Shares:

Ms. Winfrey has shared voting and sole dispositive power over (a) 6,362,103 shares of shares of Common Stock held directly by Ms. Winfrey and (b) 3,513,468 shares of Common Stock underlying options which will become exercisable within 60 days of the date hereof. Pursuant to the terms of the Voting Agreement described below in Item 6, Ms. Winfrey agreed to vote all of her shares of Common Stock so as to elect such individuals designated by Artal Luxembourg S.A. (“Artal”) as directors of the Issuer. If Ms. Winfrey fails to vote in accordance with the Voting Agreement, then Ms. Winfrey grants, pursuant to the Voting Agreement, Artal a proxy to vote all such Common Stock, preferred stock and other securities in the manner provided in the immediately preceding sentence.

(c)	Transactions Effected During the Past 60 Days:

Except as described in Item 3, Ms. Winfrey has not effected any transactions in the Common Stock during the past 60 days.

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

None.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On October 18, 2015, Ms. Winfrey entered into a Share Purchase Agreement (the “Share Purchase Agreement”) with the Issuer, pursuant to which the Issuer issued and sold to Ms. Winfrey an aggregate of 6,362,103 shares (the “Purchased Shares”) of the Issuer’s Common Stock at a price per share of $6.79 for an aggregate purchase price of $43,198,679. The transactions contemplated by the Share Purchase Agreement closed on October 19, 2015.

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CUSIP No. 948626106

Pursuant to the terms of the Share Purchase Agreement, Ms. Winfrey granted the Issuer a right of first offer to purchase any Purchased Shares or Option Shares (as defined below) that Ms. Winfrey proposes to transfer (other than a Permitted Transfer) equal to one percent (1%) or more of the Issuer’s issued and outstanding shares of Common Stock (“Threshold Block”), in certain public market transactions.

Pursuant to the terms of the Share Purchase Agreement, Ms. Winfrey granted the Issuer a right of first refusal to purchase any shares of Common Stock that Ms. Winfrey proposes to transfer equal to (i) a Threshold Block, in a transaction or series of related transactions, to a person whom the Issuer reasonably determines is a direct or indirect competitor of the Issuer or (ii) five percent (5%) or more of the Issuer’s issued and outstanding shares of Common Stock, in a transaction or series of related transactions, to any person.

The foregoing description of the Share Purchase Agreement is qualified in its entirety by reference to the Share Purchase Agreement, a copy of which is filed herewith as Exhibit 1 and is incorporated by reference herein.

In consideration of Ms. Winfrey entering into a Strategic Collaboration Agreement with the Issuer and the performance of Ms. Winfrey’s obligations therein, on October 18, 2015, the Issuer granted Ms. Winfrey a fully vested option (the “Option”) to purchase 3,513,468 shares of Common Stock (the “Option Shares”). The Option is exercisable at a price of $6.97 per share. The Option vested immediately and becomes exercisable on the date upon which shareholder approval of the Option becomes effective (i.e., the date that is 20 calendar days after the date on which the Issuer’s Schedule 14C information statement relating to the Option is first mailed or given to the Issuer’s shareholders pursuant to the terms of the Securities Exchange Act of 1934, as amended; such Schedule 14C was first mailed on October 27, 2015). The Option terminates on the tenth anniversary of the Option grant date. The Option will terminate prior to the ten-year anniversary under certain circumstances, including if (i) the Strategic Collaboration Agreement expires as a result of Ms. Winfrey’s decision not to renew the term of such agreement and (ii) a change in control (as defined in the Issuer’s 2014 Stock Incentive Plan) of the Issuer occurs. The foregoing description is qualified in its entirety by reference to the Option Agreement, a copy of which is filed herewith as Exhibit 2 and is incorporated by reference herein.

Ms. Winfrey entered into a Voting Agreement with Artal on October 18, 2015, pursuant to which Ms. Winfrey agreed to vote all of her Common Stock and other securities convertible into or exercisable or exchangeable for any Common Stock so as to elect such individuals designated by Artal as directors of the Issuer. If Ms. Winfrey fails to vote in accordance with the Voting Agreement, then Ms. Winfrey granted, pursuant to the Voting Agreement, Artal a proxy to vote all such Common Stock and other securities in the manner provided in the immediately preceding paragraph. The Voting Agreement terminates on the date that any of the following occurs: (i) Artal (and certain permitted transferees) and Ms. Winfrey (and certain permitted transferees) collectively own less than 50% of the Issuer’s issued and outstanding Common Stock, (ii) Ms. Winfrey then has the right to be nominated as a director of the Issuer and has met certain eligibility requirements under the Share Purchase Agreement, but is not elected as a director of the Issuer, (iii) Ms. Winfrey (and certain permitted transferees) collectively own less than 1% of the Issuer’s issued and outstanding Common Stock, (iv) the voting and related arrangements in the Voting Agreement, in the Issuer’s reasonable determination, constitutes a “change of control” in any of the Issuer’s debt agreements or (v) the parties to the Voting Agreement terminate such agreement by written consent. The foregoing description of the Voting Agreement is qualified in its entirety by reference to the Voting Agreement, a copy of which is filed herewith as Exhibit 3 and is incorporated by reference herein.

Other than the arrangements described in this Schedule 13D, Ms. Winfrey has not entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

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CUSIP No. 948626106

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description

1	Share Purchase Agreement, dated October 18, 2015, between Weight Watchers International, Inc. and Oprah Winfrey. (Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K dated October 18, 2015)

2	Option Agreement, dated October 18, 2015, between Weight Watchers International, Inc. and Oprah Winfrey. (Incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K dated October 18, 2015)

3	Voting Agreement, dated October 18, 2015, between Artal Luxembourg S.A. and Oprah Winfrey. (Incorporated by reference to Exhibit 11 to the Schedule 13D of Artal Luxembourg S.A. dated October 18, 2015)

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CUSIP No. 948626106

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 27, 2015
(Date)

/s/ Oprah Winfrey
(Signature)

Oprah Winfrey
(Name)

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